NAM TAI PROPERTY INC.

PRC headquarter address: Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China

Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 2636

Hong Kong corresponding address: Unit 1201, 12/F, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong

Telephone: (852) 2341 0273 Facsimile: (852) 2263 1001

website: www.namtai.com

January 8, 2016

Via EDGAR

Securities and Exchange Commission (the “Commission” or “Staff”)

c/o Paul Cline

100 F Street, NE

Washington, DC 20549-7010

Re:	Nam Tai Property Inc. (the “Company”)
Form 20-F for the year ended December 31, 2014
Filed March 13, 2015
File No. 001-31583

Dear Mr. Cline:

This is in response to your comment letter of December 23, 2015 to the Company. For the convenience of the Staff, the comment is repeated verbatim with the Company’s response immediately following.

Financial Statements

Consolidated Statements of Comprehensive Income, page F-2

1.	We note you have presented one line item for Other income (expenses), net. Please tell us how you determined your presentation complies with Rule 5-03 of Regulation S-X. Within your response, please tell us how you determined it was appropriate to aggregate income and expenses, and tell us if any of the items within these line items are material to warrant a separate line item within the Statement of Comprehensive Income or separate disclosure in a footnote.

Company’s Response:

The Company acknowledges the Staff’s comment and presents below the items that comprise Other income (expenses), net:

	2012	2013	2014
Item		(in US$ ‘000s)
Gain/(loss) on exchange difference	712	2,528	(3,691)
Interest income from finance lease	925	979	656
Gain on fixed asset disposal	—	1,354	447
Others	527	1,478	209

	2,164	6,339	(2,379)

The Staff will note that the only significant change over the period is the exchange difference caused by the fluctuation of the RMB against the US dollar which has no material business impact on the Company. The Company will disclose this additional breakdown in future Form 20-F filings.

Securities and Exchange Commission

January 8, 2016

14. Income Taxes

Tax Disputes with Hong Kong Inland Revenue Department, page F-20

2.	Noting the litigation and tax matters discussed in this section and the apparent unfavorable judgments against the company that have been decreed, please tell us how you have accounted for each legal and tax matter identified. In this regard, please quantify each judgment against the company, the amount recorded in the financial statements and the period in which it was recorded. Additionally, for some matters, you have identified that no provision has been made for these assessments; please tell us your basis in U.S. GAAP for not recorded a liability for these assessments.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the litigation and tax matters discussed in the page F-20, the details are as follows:

Nam Tai Trading Company Limited (“NTTC”)

NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As the Company did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in the Consolidated Financial Statements of the Company subsequent to the 2012 Form-20F, according to ASC 810-10-15-10.

Nam Tai Group Management Limited (“NTGM”)

On February 11, 2015, HKIRD issued a demand letter to NTGM demanding total payment of $1.1 million. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2014 and the Company has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Consolidated Financial Statements of the Company.

Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)

On January 14, 2014, HKIRD issued a demand letter to NTT demanding total payment of $387K. NTT is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2014 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Consolidated Financial Statements of the Company.

According to ASC810-10-15-10, as the Company has a controlling financial interest on NTGM and NTT, NTGM and NTT are included in the Consolidated Financial Statements of the Company. Since no provision has been made for the tax assessments payments requested by HKIRD in NTGM and NTT, no such provision included in the Company’s Consolidated Financial Statements accordingly.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 8, 2016

* * * *

If you have any further comments or questions, please do not hesitate to contact our counsel, Mr. Julian Lin (of Jones Day) at +852 3189-7282 or julianlin@jonesday.com.

Sincerely,

NAM TAI PROPERTY, INC.

By:	/s/ Shan-Nen Bong
Shan-Nen Bong
Chief Financial Officer

cc:	Ms. Jennifer Monick	)	c/o Mr. Paul Cline
	Mr. Paul Cline	)